SEC 1746 (12-91)

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                         SCHEDULE 13D

               Under the Securities Exchange Act
                            of 1934
                      (Amendment No. 10)*


                 Piper Jaffray Companies Inc.
- --------------------------------------------------------------------
                       (Name of Issuer)
               Common Stock, par value $1.00 per
                             share
- --------------------------------------------------------------------
                (Title of Class of Securities)
                          724081 10 4
- --------------------------------------------------------------------
                     (CUSIP Number)
     Piper Trust Company, 222 South North Street, P.O. Box 28,
                   Minneapolis, Minnesota 55402
- --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                       January 29, 1996
              ------------------------------------
                 (Date of Event which Requires
                   Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SEC 1746 (12-91)

                           SCHEDULE 13D
- ------------------------------
CUSIP No. 724081 10 4
- ------------------------------

- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Piper Jaffray Companies ESOP (formerly entitled:  Piper Jaffray ESOT)
       (the "Trust") I.R.S. No. 41-6046143
- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |X|

- --------------------------------------------------------------------------------
  3    SEC USE ONLY

- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       SC
- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Each Retirement Plan Committee Member is a Citizen of the United States
- --------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF               None.
                            ----------------------------------------------------
          SHARES             8   SHARED VOTING POWER
       BENEFICIALLY              7,523,670
         OWNED BY
                            ----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                 None.
                            ----------------------------------------------------
           WITH              10  SHARED DISPOSITIVE POWER

                                 7,523,670
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,523,670
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             42.8%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             EP
- --------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

                                                   SEC 1746 (12-91)
                   PIPER JAFFRAY COMPANIES ESOP

             Statement Pursuant to Section 13(d)(1) of
                the Securities Exchange Act of 1934


Item 1.  Security and Issuer

      This Statement relates to the common stock, par value $1 per share, of Piper Jaffray Companies Inc., a Delaware corporation (the "Issuer"), Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55402.

Item 2.  Identity and Background

      The person filing this Statement is the Piper Jaffray Companies ESOP (formerly entitled: Piper Jaffray ESOT), Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55402.

      In July 1988, the Board of Directors of Piper Jaffray Companies Inc. (the "Board") approved amendments effective October 1, 1988, which restructured the Company's qualified profit sharing plan (formerly known as the Piper Jaffray
ESOT) into two separate qualified plans, the Piper Jaffray ESOP (the "Trust") and the Piper Jaffray Profit Sharing Plan. The Trust is a tax-qualified employee stock ownership trust for the benefit of salaried employees and salespersons age 21 or over of the Issuer and its subsidiaries. Officers participate in the Trust on the same terms as all other salaried employees. Corporate contributions are made at the discretion of the Board of Directors. As of September 30, 1989, Piper Trust Company, a Minnesota corporation and a wholly-owned subsidiary of the Issuer (formerly known as Piper Jaffray Trust Company), became the Trustee of the Trust. The Retirement Plan Committee of the Trust (the "Committee") directs the Trustee. The Committee is composed of seven individuals appointed by the Board of Directors of Piper Jaffray Companies Inc. (collectively the "Members", individually the "Member").

      Contributions by the Issuer to the Trust, which have historically been made on an annual basis, are allocated among eligible Trust participants in proportion to their compensation for the applicable fiscal year. The annual ESOP contribution is determined by the Board. Individual contributions are set as a percent of applicable fiscal year pay, subject to all IRS limits and discrimination testing.

      Set forth below with respect to each Member of the Committee is (a) his or her name; (b) his or her business address; (c) his or her present principal occupation or employment and the name, principal business and (where different from his or her business address) address of any corporation or other organization in which such employment is conducted; and (d) the number of shares of Common Stock of the Issuer beneficially owned by him or her and the percentage of the total number of outstanding shares represented thereby. In addition to the shares set forth below, as participants in the Trust, the Members have interests in shares of the Issuer held by the Trust. No Member presently has an interest in more than 65,165 shares of the Issuer held by the Trust.
      JOHN OTTERLEI (Committee Chairperson); (a) Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55440; (b) Managing Director, Senior Investment Banker with Piper Jaffray Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("PJI"), and a securities broker-dealer, commodities broker and investment banking firm; (c) 47,255 shares beneficially owned (0.26%).

      STEVEN J. BERGHS; (a) Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55440; (b) Managing Director of PJI, Branch Manager for the PJI Minneapolis, Minnesota sales office; (c) 26,119 shares beneficially owned (0.14%), which includes 150 shares held in a custodial account for Jennifer K.
Berghs, a minor child.

      DANIEL F. BROTHERTON; (a) 500 - 108th Avenue Northeast, Suite 1600, Bellevue, Washington 98009; (b) Managing Director of PJI, Branch Manager of the PJI Bellevue, Washington sales office;
(c) 58,330 shares beneficially owned (0.32%).

      GERALD E. MAGNUSON; (a) IDS Tower, 4200 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402; (b) Of Counsel to the law firm of Lindquist & Vennum; (c) no shares beneficially owned.

      JOYCE NELSON SCHUETTE; (a) Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55440; (b) Managing Director of PJI, Senior Investment Banker with PJI; (c) 19,129 shares beneficially owned (0.11%).

      ADDISON L. PIPER; (a) Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55440; (b) Chairman and Chief Executive Officer of the Issuer and PJI; (c) 536,457 shares beneficially owned (3.00%).

      WILLIAM REBER; (a) 18551 Parada Circle, Rio Verde, Arizona 85263; (b) Retired; (c) no shares beneficially owned.

      Neither the Trust, the Trustee nor any Member of the Committee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Neither the Trust, the Trustee nor any Member of the Committee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust, the Trustee, or any Member of the Committee is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Each Member of the Committee is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      Not applicable.


Item 4.  Purpose of Transaction

      The purpose of the Trust is to provide an employee retirement benefit plan that encourages employee ownership in the Issuer. The shares of common stock of the Issuer reported herein have been acquired in the ordinary cause of business to fund the Trust. The Trustee may also acquire additional shares of Common
Stock from time to time, in open market purchases, and may distribute such shares of Common Stock to participants of the Trust in accordance with the Trust Agreement for the Trust. Neither the Trust nor any Members of the Committee presently have any plans or proposals which relate to or would result in any of the matters enumerated in clause (a) through (j), inclusive of Item 4 of
Schedule 13D, namely, (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except distribution to Trust participants in accordance with the provisions of the Trust Agreement; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      As of the date of this Amendment, the Issuer has outstanding 17,578,616 shares of Common Stock, par value $1.00 per share. The Trust presently holds 7,523,670 shares of the Issuer, representing 42.8% of the outstanding shares. As participants in the Trust, the Members of the Committee, along with other employees of the Issuer, have interests in shares held by the Trust. Such interests vary from time to time, but as of the date hereof, no Member has an interest in more than 65,165 shares of the Issuer held by the Trust.

      As previously reported by Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission in March 1985, on March 1, 1985, the Trust held 1,838,727 shares of the Issuer. On December 10, 1991, the Issuer effected a two-for-one stock split distributed as a 100% stock dividend to shareholders of record on November 26, 1991. On December 9, 1994, the Issuer effected a two-for-one stock split distributed as a 100% stock dividend to shareholders of record on November 23, 1993. On March 2, 1995, the Issuer contributed to the Trust 645,787 shares of its common stock and on January 29, 1996, the Issuer contributed to the Trust 534,188 shares of its common stock. During the period from March 1, 1985 to January 29, 1996, the Trust also made distributions to participants in accordance with the Trust Agreement. As a result of the foregoing transactions, the Trust presently holds 7,523,670 shares of the issuer.

      No transactions in shares of the Issuer have been effected during the past 60 days by the Trust, any Member of the Committee or any persons who may be deemed their associates for purposes hereof, except as set forth above.

      The shares of the Issuer held by the Trust are held for the benefit of participants in the Trust. With respect to the shares of Common Stock of the Company held by the Trust, the participants in the Trust are authorized to control how votes are cast by giving instructions to the Committee. Each participant may control the voting of such shares in the proportion which the value of that participant's benefit in the ESOP Fund bears to the total value of all benefits therein. Any shares held in the Trust for which the Committee does not receive timely instructions from the participants are voted in the same proportion of yeas and nays on each issue as are cast with respect to all other shares voted at the shareholders meeting (including shares for which instructions have been received by the Committee and shares not held by the Trust).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See Items 4 and 5 hereof for a description of the Trust Agreement relating to the Piper Jaffray Companies ESOP.

Item 7.  Material to Be Filed as Exhibits

      Not applicable.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         3/20/96                  PIPER TRUST COMPANY

                                       By    Anthony A. Lusvardi
                                         Its Managing Director